

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2022

Christopher Hulls
Chief Executive
Officer Life360, Inc.
539 Bryant Street, Suite 402
San Francisco, CA 94107

     **Re:**    **Life360, Inc.**
             **Amendment No. 2 to Registration Statement on Form 10-12G**
             **Exhibits 10.13, 10.14, 10.15, 10.16, and 10.18**
             **Filed July 5, 2022**
             **File No. 000-56424**

Dear Mr. Hulls:

       You have redacted information from the exhibits identified above asserting that the redacted information is not material and would cause competitive harm if publicly disclosed. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with unredacted paper copies (marked to show where you have redacted information in your public filing) of the exhibits identified above.

       Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copies of your exhibits. Given your conclusion that public disclosure of this information would cause you competitive harm, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

       We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

                    Sincerely,

                    Division of Corporation Finance